FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For May 7, 2003

Telefonica of Argentina Inc.

(Translation of registrant’s name into English)

Telefónica de Argentina S.A.

Avenida Ingeniero Huergo 723

(C1107AOT) Buenos Aires, Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒         Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❑         No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❑         No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑         No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TABLE OF CONTENTS

Item

1

English translation of letter regarding amendment to the management agreement between Telefónica de Argentina S.A. and Telefónica S.A. presented to the Securities and Exchange Commission of Argentina (Comisión Nacional de Valores) on April 30, 2003.

2	English translation of amendment to the management agreement between Telefónica de Argentina S.A. and Telefónica S.A. executed on April 30, 2003.

Item 1

AMENDMENT TO THE MANAGEMENT AGREEMENT BETWEEN

TELEFÓNICA S.A. AND TELEFÓNICA DE ARGENTINA S.A.

This Amendment to the Management Agreement (the “Agreement”) dated April 30, 2003 is made between Telefónica S.A., a company organized under the laws of the Kingdom of Spain, domiciled at Gran Vía 28, Madrid, Kingdom of Spain, represented by its legal representative, Mr. Joaquín de Fuentes Bardají (the “Operator”) and Telefónica de Argentina S.A., a company organized under the laws of the Republic of Argentina, domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires, represented by its President, Mr. Miguel Angel Gutiérrez (the “Licensee” and, together with the Operator, the “Parties”).

Whereas

a)	On November 8, 1990 the Parties executed a Management Agreement, under which the Operator assumed the integral management of the Licensee, under Decree N° 62/90 of the National Executive Branch (the “Contract”).

b)	The Contract has been in force up to date, under the terms and conditions of several renewals, as set forth in its Section 18.2.

c)	On October 30, 2002 the Operator notified the Licensee that it exercised its option to renew the term of the Contract for an additional term of five years as from April 30, 2003, under the right established in Section 18.3 of the Contract.

d)	The Parties are negotiating the determination of the management fee that the Operator will be entitled to collect from the Licensee as consideration for the services to be provided to the Licensee as from May 1, 2003.

e)	The Parties deem convenient to suspend the obligation to pay the management fee during certain period of time, as a means to facilitate their current negotiation process.

In consideration of the foregoing, the Parties agree as follow:

Section One:    As from the date of this Agreement and thorugh June 30, 2003 the Parties shall continue negotiating the determination of the management fee to be paid by the Licensee to the Operator for the latter’s services to be rendered from now on.

Section Two:    During the negotiation period set forth in Section One, the management fee shall not be payable.

Section Three:    The Contract shall continue in force unless modified by this Agreement.

Section Four:    The Parties establish special domiciled at the addresses stated in the first paragraph of this Agreement.

This Agreement is executed in two 2 (two) counterparts.

Telefónica S.A.	Telefónica de Argentina S.A.

Item 2

Buenos Aires, April 30, 2003.

Mr. Narciso Muñoz, President

Comisión Nacional de Valores

Re:	Management Agreement between Telefónica de Argentina S.A. and Telefónica S.A.

Dear Sir,

I am writing to you on behalf of Telefónica de Argentina S.A., domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires, and in compliance with the provisions of Section 2, Chapter XXI, of General Resolution N° 368/01 of the Comisión Nacional de Valores.

I hereby report you that on this date this company and Telefónica S.A., a company organized under the laws of the Kingdom of Spain, have executed an Amendment to the Management Agreement dated as from November 8, 1990, providing for the following: (a) from May 1 through June 30, 2003 both parties shall continue negotiating the determination of a new management fee to be paid by Telefónica de Argentina S.A. to Telefónica S.A. as Operator for the integral management of the company’s business; and (ii) the management fee shall not be payable during the agreed upon additional negotiation period; once the parties have reached an agreement on the management fee, it shall be retroactively applied as from May 1, 2003.

Yours sincerely,

Manuel Álvarez Trongé

Officer in charge of the relationships with the market.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONICA DE ARGENTINA S.A

By:	/S/ PABLO LLAURÓ
Name: Pablo Llauró Title: Assistant General Counsel

Date:    May 7, 2003